Exhibit 99.1

Lianhe Sowell International Group Ltd. Announces $1.8 Million Contract to Develop AI Steam Car-Wash Robot Promising Significant Water Savings

SHENZHEN, CHINA, March 30, 2026 (GLOBE NEWSWIRE) -- Lianhe Sowell International Group Ltd (Nasdaq: LHSW) (the “Company”), a provider of industrial machine vision products and solutions in China, today announced the signing of a contract with HECA Group, Inc. (“HECA”), a California-based company, to develop an automated artificial intelligence-powered steam car-wash robot for the customer, further advancing the Company’s strategy to commercialize water-saving cleaning solutions into the North American market. The contract value is approximately $1.8 million, subject to the terms and milestone requirements set forth in the contract.

HECA commissioned Lianhe Sowell to develop the car-wash robot to address issues affecting certain North American car-wash markets, including water usage, environmental permitting requirements, and construction timelines. The system is engineered to use robotic steam cleaning to reduce water consumption potentially by up to 90% compared to certain conventional systems, and to operate without chemical foams, which was built on the Company’s core AI paint-spraying robot technology.

Pursuant to the contract, the mobile, fully automated unit is designed for rapid deployment and unattended operation, targeting an integrated wash-polish-wax cycle and a 4–5 minute service time per vehicle for passenger cars, SUVs and pickups. Lianhe Sowell states that it owns core intellectual property and expects to deliver an end-to-end solution covering research and development, prototype production, factory testing, installation, training and after-sales support, reflecting the Company’s focus on technological innovation, commercial execution and long-term service value.

“The customer approached Lianhe Sowell after an extended search for a partner able to solve two principal technical challenges: automatic vehicle recognition with adaptive wash-polish-wax routines to enable precision, integrated maintenance, and water-use reduction,” said Mr. Yue Zhu, Chief Executive Officer and Director of the Company. “Lianhe Sowell’s existing AI spray robot already meets a substantial portion of the functional requirements identified by the customer, positioning the Company to complete the remaining development and deliver a commercial, unmanned solution. The order also marks the Company’s first entry into the North American market.”

The contract sets clear milestones for prototype delivery, pricing terms for potential staged production and ongoing technical support, including warranty and upgrade commitments. Lianhe Sowell will make further regulatory disclosures as required, investors and customers should refer to the Company’s public filings for additional information regarding the Company and its business.

About Lianhe Sowell International Group Ltd

Lianhe Sowell International Group Ltd (Nasdaq: LHSW) provides industrial vision and industrial robotics solutions. With expertise in the field of machine vision and intelligent equipment, the Company specializes in smart transportation, industrial automation, artificial intelligence, and machine vision. Committed to offering comprehensive intelligent solutions to customers worldwide, the Company continuously advances the intelligent transformation of various industries through technological innovation. For more information, please visit: https://www.cnsoftwell.com/

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” “plan” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other risk factors discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Lianhe Sowell International Group Ltd

zhuyue@cnsoftweIl.com

WFS Investor Relations Inc.

Email: services@wfsir.com

Phone: +1 628 283 9214